Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1107 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944

May 9, 2018

George Peyton

Remora Royalties, Inc.

1717 West 6th Street, Suite 290

Austin, TX 78703

Re:

Pursuant to the Guidelines of the

Securities and Exchange Commission for

Reporting Corporate Reserves and Future

Net Revenue

Evaluation Summary
Remora Royalties, Inc. Interests
Total Proved and Probable Reserves
Certain Properties in Various States
As of December 31, 2017

Dear Mr. Peyton:

As requested, we are submitting our estimates of 100% of total proved and probable reserves and forecasts of economics attributable to the Remora Royalties, Inc. interests in certain oil and gas properties located in various states (AR, CA, CO, KS, LA, MS, NE, NM, OK, TX, UT, and WY). Remora Royalties, Inc. consists of interest contributions from the following entities: Remora Petroleum, L.P., AVAD Energy Partners, LLC, Vendera Resources II, LLC and its affiliates, Vendera Resources III, L.P. and its affiliates, BLG Resources, LLC, Highmark Energy I, LLC, OKSA Minerals, L.P., and Vendera Resources, L.P. This evaluation, effective December 31, 2017, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved Developed Producing	Proved Developed Behind Pipe	Proved Developed	Proved Undeveloped	Probable
Net Reserves
Oil	-Mbbl	1,764.1	335.5	2,099.6	106.5	466.1
Gas	-MMcf	72, 611.0	4,193.8	76,804.8	7,014.0	21,604.2
NGL	-Mbbl	1,366.7	64.4	1,431.0	362.2	1,064.5

Revenue
Oil	-M$	85,022.9	15,964.9	100,987.9	5,261.8	22,756.1
Gas	-M$	196,391.6	11,181.2	207,572.8	20,755.3	64,364.2
NGL	-M$	25,726.0	1,271.3	26,997.3	6,679.3	19,575.7

Severance Taxes	-M$	17,676.7	1,691.5	19,368.3	1,719.7	5,944.7
Ad Valorem Taxes	-M$	5,651.3	666.0	6,317.3	48.4	907.2
Operating Expenses	-M$	0.0	0.0	0.0	0.0	0.0
Workover Expenses	-M$	0.0	0.0	0.0	0.0	0.0
3rd Party COPAS	-M$	0.0	0.0	0.0	0.0	0.0

Remora Royalties, Inc. Interests

May 9, 2018

		Proved Developed Producing	Proved Developed Behind Pipe	Proved Developed	Proved Undeveloped	Probable
Other Deductions	-M$	0.0	0.0	0.0	0.0	0.0
Investments	-M$	0.0	0.0	0.0	0.0	0.0
Net Cash Flow	-M$	283,812.5	26,059.8	309,872.3	30,928.2	99,844.1

10% Disc. Cash Flow	-M$	140,439.4	13,714.7	154,154.1	13,105.2	34,247.9

Proved Developed reserves are the summation of the Proved Developed Producing and Proved Developed Behind Pipe reserve estimates. Proved Developed reserves were estimated at 2,099.6 Mbbl oil, 76,804.8 MMcf gas and 1,431.0 Mbbl NGLs (or 97,988.4 MMCFE). Of the Proved Developed reserves, 91,395.6 MMCFE were attributed to producing zones in existing wells and 6,593.2 MMCFE were attributed to zones in existing wells not producing.

Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine net present worth. The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

The oil reserves include oil and condensate. Oil volumes and natural gas liquids (NGLs) are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (MCF) at contract temperature and pressure base. MCFE (thousands of standard cubic feet equivalent) is expressed as gas volumes in MCF plus oil and NGL volumes in barrels multiplied by six (6).

Presentation

This report is divided into nine (9) sections, including a Grand Total Summary section and eight (8) main sections for each contributing entity’s interests. Within each main section is a further breakout of each entity’s contributing assets, as requested. Each section includes the following reserve category sections, where applicable: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Behind Pipe (“PDBP”), Proved Undeveloped (“PUD”), and Probable (“PROB”). The Grand Total Summary section displays cash flow tables for the cumulative Remora Royalties, Inc. interests. The subsequent sections provide analysis for each reservoir category individually. Each category exhibits Tables I, which presents composite reserve estimates and economic forecasts for the particular reserve category.

For a more detailed description of the report layout, please refer to the Table of Contents following this letter. The data presented in each Table I is explained in page one (1) of the Appendix. The methods employed in estimating reserves are described in page two (2) of the Appendix.

Hydrocarbon Pricing

The base SEC oil and gas prices for December 31, 2017 were $51.34/bbl and $2.964/MMBtu, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of each first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (Bloomberg) during 2017 and the base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily) during 2017.

Adjustments to oil and gas prices were based upon historical prices received and applied on a per-property basis. The price adjustments may include local basis differentials, transportation, gas heating value (Btu content) and/or crude quality and gravity corrections. NGL prices were applied as a percentage of WTI and applied on a per-property basis. Gas shrinkage was applied against the gross gas stream on a per-property basis.

Remora Royalties, Inc. Interests

May 9, 2018

After these pricing adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $48.161 per barrel for oil, $2.724 per MCF for gas, and $18.780 per barrel for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Economic parameters were calculated based on lease operating statements provided by the contributing entities. Although no properties in this report carry working interest, expenses were calculated and applied in order to determine an accurate economic cutoff for each property. Many factors were incorporated into the calculations of the economic parameters applied to each property, including well type, reservoir, geographic location, and operator. Fees for water disposal, gas compression, processing, and transportation were applied as variable costs. Operating expenses, other deductions, and capital expenditures were not escalated. Ownership was accepted as furnished and has not been independently confirmed.

For all properties, oil and gas severance tax values were determined by applying normal state tax rates of oil, gas, and NGL revenue. Ad Valorem taxes were applied as a percentage of revenue for each state.

Reserves

Reserves assigned to each producing well were based on a combination of forecasting methods including decline curve analysis, regional type curve fitting, and analogy to offset production. PDBP, PUD, and PROB locations were forecasted using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting developed and undeveloped reserves due to the mature nature of the properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods, and procedures used herein are appropriate for the purpose served by this report.

We modeled 173 PUD locations in Oklahoma, Texas and Louisiana. All 173 locations are commercial based on AFE’s received. The Mississippian reservoir contains 54 PUD locations; the Woodford reservoir contains 109 PUD locations; the Middle Tex Miss contains one PUD location; and the Haynesville reservoir contains nine PUD locations. All PUD drills in the Mississippian, Woodford and Haynesville were assumed to be horizontal wells offsetting production from existing horizontal producers. Type curves were developed for each reservoir based on existing production in the immediate vicinity of the area of interest. Certain locations were downgraded to a PROB reserve category if offset producing wells did not meet minimum economic reserve quantities. The development schedule was accepted as provided by the contributing entities.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages three (3) and four (4) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Each of the commercial drilling locations proposed conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the companies have indicated they have every intent to drill or participate in the proposed development plans within the next five years. Furthermore, each contributing entity has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure the five year development plans will be fully executed.

Remora Royalties, Inc. Interests

May 9, 2018

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment has not been included as part of this evaluation as requested by Remora Royalties, Inc.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were calculated from files furnished by your office. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgement based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, and the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Remora Royalties, Inc. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

W. Todd Brooker, P.E.

President

CAWLEY, GILLESPIE & ASSOCIATES, INC.

TEXAS REGISTERED ENGINEERING FIRM F-693